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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of August 2002

                         COMMISSION FILE NUMBER: 1-7239



                                  KOMATSU LTD.
                 -----------------------------------------------
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  --------------------------------------------
                     Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F
                                -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No   X
                                           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                      INFORMATION TO BE INCLUDED IN REPORT

1.       A company announcement made on August 12, 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  KOMATSU LTD.
                                              -----------------------------
                                                  (Registrant)




Date:  August 12, 2002                 By:     /s/ Kenji Kinoshita
                                          --------------------------------------
                                               Kenji Kinoshita
                                               Executive Officer

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                                                    [KOMATSU LOGO]

For Immediate Release

                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Corporate Communications
                                                    Tel: (+81) 3-5561-2616
                                                    No. 0028 (1786)
                                                    Date: August 12, 2002
                                                    URL: http://www.komatsu.com/

           Komatsu Announces First-Quarter Business Results for FY2003

In light of further facilitating disclosure, Komatsu Ltd. today announced first-quarter (April - June 2002) business results by operation for fiscal 2003 as follows.

     Komatsu's consolidated financial statements conform with accounting principles generally accepted in the United States of America. Please also be advised that financial figures for the first quarter of the current fiscal year and those of the corresponding period last year are not audited by independent public accountants contracted by the Company.

1.   Market Conditions by Operation
[Construction and Mining Equipment Business]
Total Demand by Region

                               (Based on Units and Estimated by Komatsu)
       -----------------------------------------------------------------
               Regions                  Compared to 1/st/ Qtr Last Year
       -----------------------------------------------------------------
                Japan                               - 30%
       -----------------------------------------------------------------
            North America                            - 5%
       -----------------------------------------------------------------
               Europe                                - 8%
       -----------------------------------------------------------------
           Southeast Asia                           + 30%
       -----------------------------------------------------------------
                China                                +70%*
       -----------------------------------------------------------------
               Other**                               +16%
       -----------------------------------------------------------------
       *This growth rate is indicated for foreign companies only. Statistical data for Chinese-made equipment are not available.

       **Other regions consist of the Middle East, Africa and CIS, Asia
         Pacific, and Central and South Americas.

.. In Japan, Komatsu faced a drastic drop of 30% in demand for the first quarter when compared to annual demand (- 15%) projected at the beginning of the current fiscal year.

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.. In North America, the Company met a decline in demand for mining equipment, which upturned last year. As to general construction equipment, while signs for recovery in demand emerged at the start of 2002, the degree of decline is growing, somewhat overshadowing the possibility of demand recovery today.

.. In Europe, while recovery of demand emerged in the United Kingdom, Italy and some other countries, demand continued to fall in Germany, the largest market of Europe, resulting in negative growth in Europe as a whole.

.. In Southeast Asia, overall demand kept an upward outlook. Nevertheless, there were some industrial sectors, such as forestry, which lagged behind in demand recovery.

.. In China, demand for medium-sized hydraulic excavators continued to expand substantially during the first quarter of the current fiscal year. It is important to realize, however, that this period is known to accommodate the largest demand of the year.

.. In other regions, overall demand increased. Demand was particularly strong in Saudi Arabia, UAE, Iran and other Middle East countries.

[Electronics Business]
.. Demand for silicon wafers has recovered dynamically since the beginning of this year after bottoming out in the summer of 2001. This market recovery was driven by supplementary demand for semiconductor inventories resulting from worldwide progress in inventory adjustment of IT-related equipment. Worldwide demand for silicon wafers in the first quarter of the current fiscal year expanded about 29% (on an area basis) from the corresponding period last year.

.. Demand for polycrystalline silicon for use in silicon wafers improved slowly after bottoming out in 2001, supported by business recovery of the major client industry of silicon wafers. The Company projects that demand in the first quarter of the current fiscal year should record double-digit growth over the preceding quarter.

.. Demand for thermoelectric modules for use in fiber optic communication networks remained sluggish for the first quarter of the current fiscal year, reflecting the lack of growth in facilities investment of telecommunications in North America.

[Others]
.. Concerning industrial vehicles (forklift trucks), demand continued to advance in the United States, the world's largest market. Meanwhile, Japanese demand declined 10% from the corresponding period last year.

.. With respect to industrial machinery such as sheet metal machinery and presses, overseas demand increased 12% on a basis of orders received over the corresponding period last year, against the backdrop of production transfers to overseas by manufacturers of automotive sheet metal parts. Contrarily, Japanese demand dropped 25% as affected by the sluggish economy.

                                       2

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2. Sales

                                                                   (Unit: Millions of yen)
-------------------------------------------------------------------------------------------
                                Three months       Three months
                                 ended June       ended June 30,         Difference
                                30, 2002 (A)         2001 (B)             (A) - (B)
-------------------------------------------------------------------------------------------
 Construction &
 Mining Equipment                  177,811           171,300        6,511          + 3.8%
           --------------------------------------------------------------------------------
             Japan                  49,316            58,795       (9,479)        - 16.1%
           --------------------------------------------------------------------------------
             Overseas              128,495           112,505       15,990         + 14.2%
-------------------------------------------------------------------------------------------
 Electronics                        21,310            22,310       (1,000)         - 4.5%
-------------------------------------------------------------------------------------------
 Others                             45,928            45,986          (58)         - 0.1%
-------------------------------------------------------------------------------------------
           Total                   245,049           239,596        5,453          + 2.3%
-------------------------------------------------------------------------------------------


3. Operating Income (Loss)

                                                                   (Unit: Millions of yen)
-------------------------------------------------------------------------------------------
                                Three months      Three months
                                 ended June        ended June               Difference
                                30, 2002 (A)      30, 2001 (B)                (A)-(B)
-------------------------------------------------------------------------------------------
 Construction &
 Mining Equipment                   7,989            (2,206)             10,195        --
-------------------------------------------------------------------------------------------
 Electronics                         (778)           (1,550)                772        --
-------------------------------------------------------------------------------------------
 Others                               159            (1,341)              1,500        --
-------------------------------------------------------------------------------------------
 Elimination                       (1,705)           (1,880)                175        --
-------------------------------------------------------------------------------------------
          Total                     5,665            (6,977)             12,642        --
-------------------------------------------------------------------------------------------


4. Sales of Construction & Mining Equipment by Region

                                                                   (Unit: Millions of yen)
-------------------------------------------------------------------------------------------
                               Three months      Three months
                                ended June        ended June              Difference
                               30, 2002 (A)      30, 2001 (B)               (A)-(B)
-------------------------------------------------------------------------------------------
 Japan                            49,316            58,795           (9,479)      - 16.1%
-------------------------------------------------------------------------------------------
 The Americas                     50,153            51,886           (1,733)       - 3.3%
-------------------------------------------------------------------------------------------
 Europe                           32,644            28,440            4,204       + 14.8%
-------------------------------------------------------------------------------------------
 Other regions                    45,698            32,179           13,519       + 42.0%
-------------------------------------------------------------------------------------------
 Total                           177,811           171,300            6,511        + 3.8%
-------------------------------------------------------------------------------------------

                                       3

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5. Topics

1) Komatsu has agreed to transform Komatsu Shantui Construction Machinery Co., Ltd. into a consolidated subsidiary by purchasing part of the equity held in this joint-venture company by a partner.

2) Komatsu successively launched its GALEO-series equipment such as the PC1250 and PC1800 super-large hydraulic excavators, the D275AX large bulldozer and the WA430 wheel loader. Overseas, the Company embarked on market introduction of new models of the PC200 hydraulic excavator.

3) In August this year, Komatsu issued straight bonds (Yen)20 billion due in 5 years and (Yen)10 billion due in 7 years). The Company plans to appropriate the funds raised to repayment of bank loans.

4) Komatsu made good progress in its capacity cost-reduction program. The Company anticipates positive results of about (Yen)10 billion for fiscal 2003 compared to fiscal 2002.

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